Exhibit 99.1

AD HOC-PRESSRELEASE	CONTACTS:	Dr. Jens Kircher
Chief Operating Officer
Tel.: 49 6131 / 9310-101

Alexander Hoffmann
Executive Vice President
Tel.: 49 6131 / 9310-150
Fax: 49 6131 / 9310-189
investor@primacom.de
Company Web Site: www.primacom.de

PrimaCom appoints Dr. Jens Kircher Member of Executive Board

Mainz, September 13, 2002, PrimaCom (Neuer Markt: WKN 625910 / Nasdaq, OTC BB: PCAGY) reports, that Dr. Jens Kircher was appointed Member of the company’s Executive Board effective October 1, 2002. As of that day, therewith the Executive Board will consist of two members, Prof. Dr. Stefan Schwenkedel, Chief Financial Officer, and Dr. Jens Kircher, Chief Operating Officer.

PrimaCom AG is the fourth largest private network operator in Germany and the Netherlands, currently passing more than 1.9 million households and with approximately 1.3 million customers. PrimaCom provides customers with multi-media services via its own broadband cable network. With the introduction of digital television, high-speed Internet and data communications services, PrimaCom has introduced a range of interactive services that use a set-top box as a platform. Upgraded customers are being served with more than 100 TV and Radio programs, pay-per-view and high-speed Internet services. PrimaCom continues to develop as a multi-media communications company.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.